UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SYNACOR, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-33843	16-1542712
(Commission File Number)	(IRS Employer Identification No.)

40 La Riviere Drive, Suite 300, Buffalo, New York

(Address of principal executive offices and zip code)

(716) 853-1362

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. Description of Registrant’s Securities to be Registered.

On July 14, 2014, the Board of Directors of Synacor, Inc. (the “Company”), a Delaware corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share of the Company and adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of July 14, 2014 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The dividend is payable on July 14, 2014, to the stockholders of record at the close of business on that date.

The Board of Directors has adopted this Rights Agreement to prevent the accumulation of shares of Synacor and the acquisition of actual or practical control of the company by any party or group in a manner that undermines stockholder value and corporate policy and effectiveness by, among other things, bypassing negotiation with the Board, disregarding the Synacor business plan and long-term corporate goals and otherwise coercively or unfairly promoting an inadequately priced takeover of the company. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of the outstanding common stock of the Company without the approval of the Board of Directors. The Rights Agreement also provides that if a stockholder’s beneficial ownership of the Company’s common stock as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold (including through entry into certain derivative positions), that stockholder’s then existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement the stockholder increases its ownership percentage by 0.001% or more. The Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Form 8-K. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock as of July 14, 2014. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after July 14, 2014, until the Distribution Date described below or the expiration of the Rights Agreement in accordance with its terms.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $10, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of our outstanding common stock.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of (i) the notional or other number of shares of the company’s common stock to be acquired upon exercise or settlement of such instrument or as the basis upon which the value or settlement amount of such instrument is to be calculated, or (ii) if no such number of shares is specified in the relevant documentation of such instrument, that number of shares of the company’s common stock determined by the Board in its sole discretion to be the number of such shares to which such instrument relates.

We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the common stock certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $10, purchase shares of our common stock with a market value of $20, based on the market price of the common stock prior to such acquisition.

•	Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $10, purchase shares of the acquiring corporation with a market value of $20 based on the market price of the acquiring corporation’s stock, prior to such merger.

•	Notional Shares. Shares held by Affiliates and Associates of an Acquiring Person, and notional or other Shares related to Derivatives Interests of an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle holders upon liquidation either to receive $1.00 per share, or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•	if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire on July 14, 2017; provided that if our stockholders have not ratified the Rights Agreement by July 14, 2015, the Rights will expire on such date.

Redemption. Our Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement, dated as of July 14, 2014, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2. Exhibits.

Exhibit Number	Exhibit Description

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Synacor, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K as filed by Synacor, Inc. on July 15, 2014).

3.2	Rights Agreement, dated as of July 14, 2014, between Synacor, Inc. and American Stock Transfer & Trust Company, LLC, which includes the form of Certificate of Designations as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K as filed by Synacor, Inc. July 15, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNACOR, INC.

Date: July 15, 2014

/s/ WILLIAM J. STUART William J. Stuart Chief Financial Officer and Secretary

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